UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: January 19, 2012

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☐

This Form 6-K is hereby incorporated by reference into the registration statement of UBS AG on Form F-3 (Registration Number 333-178960.)

This Form 6-K consists of the legal opinion which appears below:

Homburger AG

Prime Tower

Hardstrasse 201 | CH–8005 Zurich

P.O. Box 314 | CH–8037 Zurich

T +41 43 222 10 00

F +41 43 222 15 00

lawyers@homburger.ch

UBS AG

Bahnhofstrasse 45

CH-8098 Zurich

Switzerland

January 18, 2012 LAC | OEB

313423 | OEB | 000001.docx

UBS AG—Registration Statement for Debt Securities and Warrants Medium-Term Notes, Series A (Issue Dates: November 23, 2011 to December 19, 2011)

Ladies and Gentlemen:

We, Homburger AG, have acted as special Swiss counsel to UBS AG, a corporation organized under the laws of Switzerland (the Company) in connection with the issuance by the Company, acting through its London branch (the Issuing Branch) of the securities as specified in Annex 1 (collectively, the Securities) pursuant to the Company’s registration statement on Form F-3 (Registration no. 333-178960) dated as of January 11, 2012 (the Registration Statement). As such special Swiss counsel, we have been requested to give our opinion as to certain matters of Swiss law relating to the Securities.

Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Registration Statement.

I.	Basis of Opinion

This opinion is confined to and given on the basis of the laws of Switzerland in force at the date hereof. Such laws and the interpretation thereof are subject to change. In the absence of explicit statutory law, we base our opinion solely on our independent professional judgment. This opinion is also confined to the matters stated herein and the Documents (as defined below), and is not to be read as extending, by implication or otherwise, to any agreement or document referred to in any of the Documents or any other matter.

For purposes of this opinion we have not conducted any due diligence or similar investigation as to factual circumstances, which are or may be referred to in the Documents, and we express no opinion as to the accuracy of representations and warranties of facts set out in the Documents or the factual background assumed therein.

For the purpose of giving this opinion, we have only examined originals or copies of the following documents (collectively the Documents):

(i)	an electronic copy of the Registration Statement dated as of January 11, 2012;

(ii)

an electronic copy of the Indenture dated as of November 21, 2000 between UBS AG and U.S. Bank Trust National Association, as Trustee, as amended and supplemented by the First Supplemental Indenture dated as of February 28, 2006 between UBS AG and U.S. Bank Trust National Association, as Trustee (the Indenture);

(iii)

an electronic copy of the Amended and Restated Distribution Agreement, dated November 17, 2006, among UBS AG and UBS Securities LLC and UBS Financial Services Inc., as Agents (the Distribution Agreement);

(iv)	copies of the articles of association (Statuten) of the Company, in the version dated as of November 27, 2008 and in the version dated as of February 22, 2011 (the latter hereinafter the Articles);

(v)

an electronic copy of the resolutions of the Group Treasurer of the Company, dated as of December 22, 2008, as amended by the resolutions of the Group Treasurer of the Company dated as of August 16, 2011, including a list of Authorized Officers in Schedule I dated August 16, 2011 (the Schedule I and, together with the resolutions of the Group Treasurer mentioned in this paragraph (v), the Resolutions);

(vi)

electronic copies of the organizational regulations (Organisationsreglement) of the Company, including Annex B “Responsibilities and Authorities” (i) in the version dated as of July 1, 2008, and (ii) in the version dated as of August 1, 2010 (the Organizational Regulations);

(vii)	an electronic copy of the Business Regulations Corporate Center in the version as effective as of March 2, 2010 (together with the Organizational Regulations, the Internal Regulations);

(viii)

electronic copies of the “Corporate Center Delegation of Authorities”, in the version dated as of October 12, 2006, and in the version dated as of February 2, 2010 (the latter version, the Delegation);

(ix)

an electronic copy of an Officers’ Certificate pursuant to Section 301 of the Indenture dated January 27, 2009, including Annex A and Annex B thereto, establishing the terms of UBS’ Medium-Term Notes, Series A (the Authorized Officers’ Certificate);

(x)	an electronic copy of

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated November 23, 2011,

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated December 6, 2011,

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated December 12, 2011,

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated December 14, 2011,

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated December 15, 2011,

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated December 16, 2011, and

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated December 19, 2011,

(collectively, the Opinion Backup Certificates);

(xi)	an electronic copy of

(xii)

(a) a Determination of an Authorized Person dated November 23, 2011, including Annex A, setting forth the terms of the USD 274,000.00 Trigger Autocallable Optimization Securities due November 27, 2012 (Linked to the performance of the common stock of General Electric Company), (b) a Determination of an Authorized Person dated November 23, 2011, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due November 27, 2012 (Linked to the performance of the common stock of Halliburton Company), Annex B, setting forth the terms of the USD 120,000.00 Trigger Phoenix Autocallable Optimization Securities due November 27, 2012 (Linked to the performance of the common stock of General Electric Company), Annex C, setting forth the terms of the USD 120,000.00 Trigger Phoenix Autocallable Optimization Securities due November 27, 2012 (Linked to the performance of the American depositary shares of Vale S.A.), Annex D, setting forth the terms of the USD 125,000.00 Trigger Phoenix Autocallable Optimization Securities due November 27, 2012 (Linked to the performance of the common stock of Schlumberger Limited), Annex E, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due November 27, 2012 (Linked to the performance of the common stock of Las Vegas Sands Corp), Annex F, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due November 27, 2012 (Linked to the performance of the common stock of Las Vegas Sands Corp) and Annex G, setting forth the terms of the USD 140,000.00 Trigger Phoenix Autocallable Optimization Securities due November 27, 2012 (Linked to the performance of the common stock of JPMorgan Chase & Co.), and (c) a Determination of an Authorized Person dated November 23, 2011, including Annex A, setting forth the terms of the USD 158,974.56 Trigger Yield Optimization Notes due November 23, 2012 (Linked to the performance of the common stock of Apple Inc.), Annex B, setting forth the terms of the USD 149,976.00 Trigger Yield Optimization Notes due November 23, 2012 (Linked to the performance of the common stock of Apple Inc.), Annex C, setting forth the terms of the USD 114,929.10 Trigger Yield Optimization Notes due November 23, 2012 (Linked to the performance of the common stock of Alpha Natural Resources Inc.), Annex D, setting forth the terms of the USD 159,812.74 Trigger Yield Optimization Notes due November 23, 2012 (Linked to the performance of the common stock of Boeing Co), Annex E, setting forth the terms of the USD 99,938.45 Trigger Yield Optimization Notes due November 23, 2012 (Linked to the performance of the common stock of Baker Hughes Incorporated), Annex F, setting forth the terms of the USD 159,681.00 Trigger Yield Optimization Notes due November 23, 2012 (Linked to the performance of the common stock of Caterpillar Inc.), Annex G, setting forth the terms of the USD 159,838.04 Trigger Yield Optimization Notes due November 23, 2012 (Linked to the performance of the common stock of Chevron Corporation), Annex H, setting forth the terms of the USD 134,970.00 Trigger Yield Optimization Notes due February 24, 2012 (Linked to the performance of the common stock of Corning Incorporated), Annex I, setting forth the terms of the USD 159,900.84 Trigger Yield Optimization Notes due November 23, 2012 (Linked to the performance of the common stock of eBay Inc.), Annex J, setting forth the terms of the USD 159,966.40 Trigger Yield Optimization Notes due November 23, 2012 (Linked to the performance of the common stock of Dell Inc.), Annex K, setting forth the terms of the USD 149,997.12 Trigger Yield Optimization Notes due November 23, 2012 (Linked to the performance of the common stock of Goldman Sachs Group, Inc.), Annex L, setting forth the terms of the USD 159,647.67 Trigger Yield Optimization Notes due November 23, 2012 (Linked to the performance of the common stock of Goldman Sachs Group, Inc.), Annex M, setting forth the terms of the USD 149,976.76 Trigger Yield Optimization Notes due November 23, 2012 (Linked to the performance of the common stock of JPMorgan Chase & Co.), Annex N, setting forth the terms of the USD 199,979.22 Trigger Yield Optimization

Notes due August 23, 2012 (Linked to the performance of the common stock of JPMorgan Chase & Co.), Annex O, setting forth the terms of the USD 99,891.96 Trigger Yield Optimization Notes due November 23, 2012 (Linked to the performance of the common stock of Newmont Mining Corporation), Annex P, setting forth the terms of the USD 159,885.00 Trigger Yield Optimization Notes due November 23, 2012 (Linked to the performance of the common stock of Oracle Corporation), Annex Q, setting forth the terms of the USD 374,922.00 Trigger Yield Optimization Notes due November 23, 2012 (Linked to the performance of the common stock of Occidental Petroleum Corp), Annex R, setting forth the terms of the USD 159,953.30 Trigger Yield Optimization Notes due November 23, 2012 (Linked to the performance of the American depositary shares of Petroleo Brasileiro S.A.) and Annex S, setting forth the terms of the USD 159,828.12 Trigger Yield Optimization Notes due November 23, 2012 (Linked to the performance of the common stock of Schlumberger Limited),

(xiii)

(a) a Determination of an Authorized Person dated December 6, 2011, including Annex A, setting forth the terms of the USD 235,000.00 Trigger Phoenix Autocallable Optimization Securities due December 10, 2012 (Linked to the performance of the American depositary shares of Banco Bradesco S.A.), Annex B, setting forth the terms of the USD 321,000.00 Trigger Phoenix Autocallable Optimization Securities due December 10, 2012 (Linked to the performance of the common stock of Caterpillar Inc.), Annex C, setting forth the terms of the USD 105,000.00 Trigger Phoenix Autocallable Optimization Securities due December 10, 2012 (Linked to the performance of the common stock of Caterpillar Inc.), Annex D, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 10, 2012 (Linked to the performance of the common stock of The Dow Chemical Company), Annex E, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 10, 2012 (Linked to the performance the common stock of Ford Motor Company), Annex F, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 10, 2012 (Linked to the performance of the common stock of JPMorgan Chase & Co.), Annex G, setting forth the terms of the USD 214,000.00 Trigger Phoenix Autocallable Optimization Securities due December 10, 2012 (Linked to the performance of the common stock of MetLife, Inc.) and Annex H, setting forth the terms of the USD 105,000.00 Trigger Phoenix Autocallable Optimization Securities due December 10, 2012 (Linked to the performance of the common stock of Monsanto Company), and (b) a Determination of an Authorized Person dated December 6, 2011, including Annex A, setting forth the terms of the USD 199,960.32 Trigger Yield Optimization Notes due June 6, 2012 (Linked to the performance of the common stock of Cummins Inc.), Annex B, setting forth the terms of the USD 474,932.04 Trigger Yield Optimization Notes due June 6, 2012 (Linked to the performance of the common stock of Halliburton Company), Annex C, setting forth the terms of the USD 99,969.72 Trigger Yield Optimization Notes due September 7, 2012 (Linked to the performance of the common stock of JPMorgan Chase & Co.), Annex D, setting forth the terms of the USD 99,985.98 Trigger Yield Optimization Notes due December 6, 2012 (Linked to the performance of the common stock of Potash Corporation of Saskatchewan Inc.) and Annex E, setting forth the terms of the USD 424,951.24 Trigger Yield Optimization Notes due June 6, 2012 (Linked to the performance of the common stock of Textron Inc.),

(xiv)

a Determination of an Authorized Person dated December 12, 2011, including Annex A, setting forth the terms of the USD 225,000.00 Trigger Phoenix Autocallable Optimization Securities due December 14, 2012 (Linked to the performance of the common stock of Cummins Inc.), Annex B, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 14, 2012 (Linked to the performance of the common stock of JPMorgan Chase & Co.) and Annex C, setting forth the terms of the USD 510,000.00 Trigger Phoenix Autocallable Optimization Securities due December 14, 2012 (Linked to the performance of the common stock of Marvell Technology Group Ltd.),

(xv)

(a) a Determination of an Authorized Person dated December 14, 2011, including Annex A, setting forth the terms of the USD 629,000 Airbag Yield Optimization Notes due June 15, 2012 (Linked to the performance of the common stock of ANN INC.), Annex B, setting forth the terms of the USD 4,378,000 Airbag Yield Optimization Notes due June 15, 2012 (Linked to the performance of the common stock of Chesapeake Energy Corporation), Annex C, setting forth the terms of the USD 1,274,000 Airbag Yield Optimization Notes due June 15, 2012 (Linked to the performance of the common stock of Coach, Inc.), Annex D, setting forth the terms of the USD 3,906,000 Airbag Yield Optimization Notes due June 15, 2012 (Linked to the performance of the common stock of Freeport-McMoRan Copper & Gold Inc.), Annex E, setting forth the terms of the USD 592,000 Airbag Yield Optimization Notes due June 15, 2012 (Linked to the performance of the common stock of KeyCorp) and Annex F, setting forth the terms of the USD 935,000 Airbag Yield Optimization Notes due June 15, 2012 (Linked to the performance of the common stock of Starwood Hotels & Resorts Worldwide, Inc.), (b) a Determination of an Authorized Person dated December 14, 2011, including Annex A, setting forth the terms of the USD 2,639,370 Trigger Autocallable Optimization Securities due December 15, 2016 (Linked to the performance of the iShares® Russell 2000® Index Fund) and Annex B, setting forth the terms of the USD 1,366,680 Trigger Autocallable Optimization Securities due December 15, 2016 (Linked to the performance of the SPDR® S&P 500® ETF Trust), (c) a Determination of an Authorized Person dated December 14, 2011, including Annex A, setting forth the terms of the USD 155,000.00 Trigger Phoenix Autocallable Optimization Securities due December 17, 2012 (Linked to the performance of the common stock of Amazon.com, Inc.), Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 17, 2012 (Linked to the performance of the common stock of Apache Corporation), Annex C, setting forth the terms of the USD 150,000.00 Trigger Phoenix Autocallable Optimization Securities due December 17, 2012 (Linked to the performance of the common stock of Halliburton Company), Annex D, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 17, 2012 (Linked to the performance of the common stock of Transocean Ltd.) and Annex E, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 17, 2012 (Linked to the performance of the common stock of Wynn Resorts, Limited), and (d) a Determination of an Authorized Person dated December 14, 2011, including Annex A, setting forth the terms of the USD 224,757.02 Trigger Yield Optimization Notes due December 13, 2012 (Linked to the performance of the common stock of Apple Inc.), Annex B, setting forth the terms of the USD 99,979.32 Trigger Yield Optimization Notes due December 12, 2013 (Linked to the performance of the common stock of AT&T Inc.), Annex C, setting forth the terms of the USD 99,961.84 Trigger Yield Optimization Notes due June 14, 2012 (Linked to the performance of the common stock of Deere & Company), Annex D, setting forth the terms of the USD 126,970.44 Trigger Yield Optimization Notes due June 20, 2012 (Linked to the performance of the American depositary shares of Gerdau S.A.), Annex E, setting forth the terms of the USD 99,954.20 Trigger Yield Optimization Notes due December 13, 2012 (Linked to the performance of the common stock of Schlumberger Limited) and Annex F, setting forth the terms of the USD 199,961.58 Trigger Yield Optimization Notes due December 12, 2013 (Linked to the performance of the common stock of Starwood Hotels & Resorts Worldwide, Inc.),

• (a)

a Determination of an Authorized Person dated December 15, 2011, including Annex A, setting forth the terms of the USD 105,000.00 Trigger Phoenix Autocallable Optimization Securities due December 19, 2012 (Linked to the performance of the common stock of Apple Inc.), Annex B, setting forth the terms of the USD 500,000.00 Trigger Phoenix Autocallable Optimization Securities due December 19, 2012 (Linked to the performance of the common stock of Apple Inc.), Annex C, setting forth the terms of the USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due December 19, 2012 (Linked to the performance of the American depositary shares of Banco Bradesco S.A.), Annex D, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 19, 2012 (Linked to the performance of the common stock of The Dow Chemical Company), Annex E, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 19, 2012 (Linked to the performance of the common stock of The Dow Chemical Company), Annex F, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 19, 2012 (Linked to the performance of the common stock of Ford Motor Company), Annex G, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 19, 2012 (Linked to the performance of the common stock of Honeywell International Inc.), Annex H, setting forth the terms of the USD 242,000.00 Trigger Phoenix Autocallable Optimization Securities due December 19, 2012 (Linked to the performance of the common stock of Las Vegas Sands Corp.) and Annex I, setting forth the terms of the USD

100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 19, 2012 (Linked to the performance of the common stock of Las Vegas Sands Corp.), and (b) a Determination of an Authorized Person dated December 15, 2011, including Annex A, setting forth the terms of the USD 262,840.32 Trigger Yield Optimization Notes due June 20, 2012 (Linked to the performance of the common stock of Alpha Natural Resources, Inc.), Annex B, setting forth the terms of the USD 149,986.68 Trigger Yield Optimization Notes due December 17, 2012 (Linked to the performance of the common stock of Alpha Natural Resources, Inc.), Annex C, setting forth the terms of the USD 149,999.98 Trigger Yield Optimization Notes due December 17, 2012 (Linked to the performance of the common stock of General Electric Company), Annex D, setting forth the terms of the USD 149,987.25 Trigger Yield Optimization Notes due December 17, 2012 (Linked to the performance of the common stock of Starwood Hotels & Resorts Worldwide, Inc.), Annex E, setting forth the terms of the USD 99,959.40 Trigger Yield Optimization Notes due December 17, 2013 (Linked to the performance of the common stock of Starwood Hotels & Resorts Worldwide, Inc.) and Annex F, setting forth the terms of the USD 124,959.84 Trigger Yield Optimization Notes due June 15, 2012 (Linked to the performance of the common stock of Wynn Resorts, Limited),

• (a)

a Determination of an Authorized Person dated December 16, 2011, including Annex A, setting forth the terms of the USD 1,000,000.00 Trigger Phoenix Autocallable Optimization Securities due December 20, 2012 (Linked to the performance of the American depositary shares of ITAU Unibanco Holdings S.A.), and (b) a Determination of an Authorized Person dated December 16, 2011, including Annex A, setting forth the terms of the USD 99,997.80 Trigger Yield Optimization Notes due December 18, 2012 (Linked to the performance of the common stock of General Electric Company), Annex A, setting forth the terms of the USD 99,971.55 Trigger Yield Optimization Notes due December 18, 2012 (Linked to the performance of the common stock of JPMorgan Chase & Co.), Annex A, setting forth the terms of the USD 201,978.00 Trigger Yield Optimization Notes due December 18, 2013 (Linked to the performance of the common stock of McDonald’s Corporation) and Annex D, setting forth the terms of the USD 124,999.84 Trigger Yield Optimization Notes due December 18, 2012 (Linked to the performance of the common stock of MGM Resorts International), and

• a

Determination of an Authorized Person dated December 19, 2011, including Annex A, setting forth the terms of the USD 99,985.84 Trigger Yield Optimization Notes due December 10, 2013 (Linked to the performance of the common stock of Alpha Natural Resources, Inc.), Annex B, setting forth the terms of the USD 119,935.32 Trigger Yield Optimization Notes due December 19, 2012 (Linked to the performance of the common stock of Alpha Natural Resources, Inc.) and Annex C, setting forth the terms of the USD 99,992.42 Trigger Yield Optimization Notes due June 20, 2012 (Linked to the performance of the common stock of Weatherford International Ltd.),

(collectively, the Determinations and, together with the Opinion Backup Certificates and the Authorized Officer’s Certificate, the Officers’ Certificates);

(xvi)	electronic excerpts of the “Global directory of UBS authorized signatories”

•	as provided per e-mail dated November 29, 2011 regarding signature authority of Joan Newton, Cynthia A. Stevens, Hina Mehta and Timothy Geller,

•	as provided per e-mail dated December 21, 2011 regarding signature authority of Joan Newton, Cynthia A. Stevens, Martin Gasparian and Timothy Geller,

•	as provided per e-mail dated December 28, 2011 regarding signature authority of Joan Newton, Cynthia A. Stevens, Gordon S. Kiesling and Timothy Geller,

•	as provided per e-mail dated January 4, 2012 regarding signature authority of Joan Newton, Cynthia A. Stevens, Timothy Geller and Gordon S. Kiesling,

•	as provided per e-mail dated January 5, 2012 regarding signature authority of Joan Newton, Cynthia A. Stevens, Hina Mehta, Gordon S. Kiesling,

•	as provided per e-mail dated January 10, 2012 regarding signature authority of Joan Newton, Cynthia A. Stevens, Timothy Geller and Gordon S. Kiesling, and

•	as provided per e-mail dated January 10, 2012 regarding signature authority of Joan Newton, Cynthia A. Stevens, Gordon S. Kiesling and Martin Gasparian; and

(xvii)	electronic excerpts from the Register of Commerce for the Company dated as of January 13, 2009 and as of January 18, 2012 (the latter excerpt, the Excerpt).

No documents have been reviewed by us in connection with this opinion other than the Documents. Accordingly, we shall limit our opinion to the Documents and their legal implications under Swiss law.

In this opinion, Swiss legal concepts are expressed in English terms and not in their original language. These concepts may not be identical to the concepts described by the same English terms as they exist under the laws of other jurisdictions. With respect to Documents governed by laws other than the laws of Switzerland, for purposes of this opinion we have relied on the plain meaning of the words and expressions contained therein without regard to any import they may have under the relevant governing law.

II.	Assumptions

For the purpose of this opinion, we have assumed the following:

(a)	all documents produced to us as originals are authentic and complete, and all documents produced to us as copies (including, without limitation, fax and electronic copies) conform to the original;

(b)

all documents produced to us as originals and the originals of all documents produced to us as copies were duly executed and certified, as applicable, in the manner and by the individuals purported to have executed or certified, as the case may be, such documents;

(c)	except as expressly opined upon herein, all information contained in the Documents is, and all material statements made to us in connection with the Documents are, true and accurate;

(d)

the Securities will be issued under the Indenture, and the offering of the Securities will be conducted in the manner described in the Registration Statement, the Indenture and the Distribution Agreement;

(e)

the Securities will be issued exclusively outside of Switzerland and will neither directly nor indirectly be publicly offered into Switzerland or to Swiss investors having a domicile in Switzerland nor be listed on a Swiss exchange;

(f)

(i) the Securities will be executed substantially in the form as set out in the relevant Determination and will be consistent with the form of securities set out in the Authorized Officer’s Certificate and the Indenture, (ii) the Securities and any documents in connection with such Securities will be duly executed in accordance with the Indenture, the Resolutions (including, without limitation, the list of Authorized Officers set out in Schedule I), and the Officers’ Certificates, and (iii) the terms and conditions set out in the Securities correspond and conform to the relevant Determination, the Indenture and the Authorized Officers’ Certificate;

(g)

the inclusion of any alternative or additional terms in any Securities that are not currently specified in the Authorized Officer’s Certificate will not (i) require the Company, acting through the Issuing Branch, to obtain any regulatory consent, authorization or approval or make any regulatory filing in order for the Issuing Branch to issue, sell and deliver such Securities, (ii) require any further corporate approval or consent, or (iii) violate mandatory provisions of Swiss law;

(h)	the Excerpt, the Articles, the Internal Regulations and the Delegation are correct, complete and up-to-date;

(i)

the Resolutions (including, without limitation, the list of Authorized Officers set out in Schedule I) (i) have been duly resolved in meetings duly convened and otherwise in the manner set forth therein, and (ii) have not been rescinded or amended and are in full force and effect;

(j)

the authorization provided to each person named as Authorized Officers in Schedule I has not been rescinded or amended and is in full force and effect and each Authorized Officer has the title of Chief Financial Officer, Managing Director, Executive Director or Director of the Company, as the case may be;

(k)	the Officers’ Certificates have not been rescinded or amended and are in full force and effect;

(l)

all required corporate approvals have been obtained if the aggregate initial offering price of all the securities having been issued and sold from time to time pursuant to the Resolutions (including the Securities) exceeds USD 10,000,000,000 (or its equivalent in another currency, currencies or composite currency);

(m)

the Registration Statement, the Indenture and the Distribution Agreement have been duly authorized and are in full force and effect and none of the Registration Statement, the Indenture and the Distribution Agreement has been terminated, rescinded, amended or supplemented in any way; and

(n)

the choice of New York law as the governing law of, and the submission by the parties thereto to the non-exclusive jurisdiction of the courts of New York provided for in, the Indenture is valid under the laws of New York.

III.	Opinion

Based on the foregoing and subject to the qualifications set out below, we are of the opinion that:

1.

All corporate action by the Company related to the issuance and sale of the Securities was duly authorized in conformity with the Company’s Articles, the Internal Regulations and the Delegation as a matter of Swiss law.

2.

The choice of New York law as the governing law of the Indenture is a valid choice of law under the laws of Switzerland, and in any action brought before a court of competent jurisdiction in Switzerland, New York law would be recognized and applied by such court to all issues for which the proper or governing law of a contract is applicable under the conflict of laws rules of Switzerland; provided, however, that (i) such choice of law may not extend to non-contractual obligations, (ii) the content of the relevant laws of New York may need to be proven by the relevant party, and (iii) a Swiss court would apply Swiss procedural rules.

3.	The submission by the Company to the non-exclusive jurisdiction of the courts of New York contained in the Indenture is valid and legally binding on it under the laws of Switzerland.

IV.	Qualifications

The above opinions are subject to the following qualifications:

(a)

The lawyers of our firm are members of the Zurich bar and do not hold themselves to be experts in any laws other than the laws of Switzerland. Accordingly, we are opining herein as to Swiss law only and we express no opinion with respect to the applicability thereto, or the effect thereon, of the laws of any other jurisdiction.

(b)

According to article 10 of the Swiss Private International Law Act of December 18, 1987, as amended (the Private International Law Act), and article 31 of the Convention on Jurisdiction and the Recognition and Enforcement of Judgments in Civil and Commercial Matters of October 30, 2007 (the Lugano Convention), Swiss courts may order preliminary measures (such as injunctions) even where they do not have jurisdiction over the substance of the matter.

(c)

Contractual submissions to a particular jurisdiction are subject to mandatory provisions on (i) the protection of consumers, insured persons and employees pursuant to the Lugano Convention, the Private International Law Act and such other international treaties by which Switzerland is bound, and (ii) enforcement proceedings that do not qualify as civil actions.

(d)

We do not express any opinion as to the validity or enforceability of the Indenture or any other agreement or as to the accuracy or completeness of the information set out in the Registration Statement including, without limitation, the representations and warranties contained therein.

(e)

Further, we express no opinion as to banking or insurance regulatory matters or as to any commercial, accounting, calculating, auditing or other non-legal matter. Also, we express no opinion as to tax matters.

* * *

We have issued this opinion as of the date hereof and we assume no obligation to advise you of any changes in fact or in law that are made or brought to our attention hereafter.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

This opinion may be relied upon by you in connection with the issuance of the Securities. Without our prior written consent, this opinion may not be (i) used or relied upon by any other person, (ii) used or relied upon by you except in relation to the issuance of the Securities, or (iii) transmitted or disclosed to any other person except as provided in the immediately preceding paragraph.

This opinion is governed by and shall be construed in accordance with the laws of Switzerland. We confirm our understanding that all disputes arising out of or in connection with this opinion shall be subject to the exclusive jurisdiction of the courts of the Canton of Zurich, Switzerland, venue being Zurich 1.

Sincerely yours,

HOMBURGER AG

Annex 1 to the Legal Opinion dated January 18, 2012

a)	Securities with issue date November 23, 2011

1.	USD 274,000.00 Trigger Autocallable Optimization Securities due November 27, 2012 (Linked to the performance of the common stock of General Electric Company), issued through UBS AG, London Branch

2.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due November 27, 2012 (Linked to the performance of the common stock of Halliburton Company), issued through UBS AG, London Branch

3.

USD 120,000.00 Trigger Phoenix Autocallable Optimization Securities due November 27, 2012 (Linked to the performance of the common stock of General Electric Company), issued through UBS AG, London Branch

4.

USD 120,000.00 Trigger Phoenix Autocallable Optimization Securities due November 27, 2012 (Linked to the performance of the American depositary shares of Vale S.A.), issued through UBS AG, London Branch

5.	USD 125,000.00 Trigger Phoenix Autocallable Optimization Securities due November 27, 2012 (Linked to the performance of the common stock of Schlumberger Limited), issued through UBS AG, London Branch

6.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due November 27, 2012 (Linked to the performance of the common stock of Las Vegas Sands Corp), issued through UBS AG, London Branch

7.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due November 27, 2012 (Linked to the performance of the common stock of Las Vegas Sands Corp), issued through UBS AG, London Branch

8.	USD 140,000.00 Trigger Phoenix Autocallable Optimization Securities due November 27, 2012 (Linked to the performance of the common stock of JPMorgan Chase & Co.), issued through UBS AG, London Branch

9.	USD 158,974.56 Trigger Yield Optimization Notes due November 23, 2012 (Linked to the performance of the common stock of Apple Inc.), issued through UBS AG, London Branch

10.	USD 149,976.00 Trigger Yield Optimization Notes due November 23, 2012 (Linked to the performance of the common stock of Apple Inc.), issued through UBS AG, London Branch

11.	USD 114,929.10 Trigger Yield Optimization Notes due November 23, 2012 (Linked to the performance of the common stock of Alpha Natural Resources Inc.), issued through UBS AG, London Branch

12.	USD 159,812.74 Trigger Yield Optimization Notes due November 23, 2012 (Linked to the performance of the common stock of Boeing Co), issued through UBS AG, London Branch

13.	USD 99,938.45 Trigger Yield Optimization Notes due November 23, 2012 (Linked to the performance of the common stock of Baker Hughes Incorporated), issued through UBS AG, London Branch

14.	USD 159,681.00 Trigger Yield Optimization Notes due November 23, 2012 (Linked to the performance of the common stock of Caterpillar Inc.), issued through UBS AG, London Branch

15.	USD 159,838.04 Trigger Yield Optimization Notes due November 23, 2012 (Linked to the performance of the common stock of Chevron Corporation), issued through UBS AG, London Branch

16.	USD 134,970.00 Trigger Yield Optimization Notes due February 24, 2012 (Linked to the performance of the common stock of Corning Incorporated), issued through UBS AG, London Branch

17.	USD 159,900.84 Trigger Yield Optimization Notes due November 23, 2012 (Linked to the performance of the common stock of eBay Inc.), issued through UBS AG, London Branch

18.	USD 159,966.40 Trigger Yield Optimization Notes due November 23, 2012 (Linked to the performance of the common stock of Dell Inc.), issued through UBS AG, London Branch

19.	USD 149,997.12 Trigger Yield Optimization Notes due November 23, 2012 (Linked to the performance of the common stock of Goldman Sachs Group, Inc.), issued through UBS AG, London Branch

20.	USD 159,647.67 Trigger Yield Optimization Notes due November 23, 2012 (Linked to the performance of the common stock of Goldman Sachs Group, Inc.), issued through UBS AG, London Branch

21.	USD 149,976.76 Trigger Yield Optimization Notes due November 23, 2012 (Linked to the performance of the common stock of JPMorgan Chase & Co.), issued through UBS AG, London Branch

22.	USD 199,979.22 Trigger Yield Optimization Notes due August 23, 2012 (Linked to the performance of the common stock of JPMorgan Chase & Co.), issued through UBS AG, London Branch

23.	USD 99,891.96 Trigger Yield Optimization Notes due November 23, 2012 (Linked to the performance of the common stock of Newmont Mining Corporation), issued through UBS AG, London Branch

24.	USD 159,885.00 Trigger Yield Optimization Notes due November 23, 2012 (Linked to the performance of the common stock of Oracle Corporation), issued through UBS AG, London Branch

25.	USD 374,922.00 Trigger Yield Optimization Notes due November 23, 2012 (Linked to the performance of the common stock of Occidental Petroleum Corp), issued through UBS AG, London Branch

26.	USD 159,953.30 Trigger Yield Optimization Notes due November 23, 2012 (Linked to the performance of the American depositary shares of Petroleo Brasileiro S.A.), issued through UBS AG, London Branch

27.	USD 159,828.12 Trigger Yield Optimization Notes due November 23, 2012 (Linked to the performance of the common stock of Schlumberger Limited), issued through UBS AG, London Branch

b)	Securities with issue date December 6, 2011

28.

USD 235,000.00 Trigger Phoenix Autocallable Optimization Securities due December 10, 2012 (Linked to the performance of the American depositary shares of Banco Bradesco S.A.), issued through UBS AG, London Branch

29.	USD 321,000.00 Trigger Phoenix Autocallable Optimization Securities due December 10, 2012 (Linked to the performance of the common stock of Caterpillar Inc.), issued through UBS AG, London Branch

30.	USD 105,000.00 Trigger Phoenix Autocallable Optimization Securities due December 10, 2012 (Linked to the performance of the common stock of Caterpillar Inc.), issued through UBS AG, London Branch

31.

USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 10, 2012 (Linked to the performance of the common stock of The Dow Chemical Company), issued through UBS AG, London Branch

32.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 10, 2012 (Linked to the performance the common stock of Ford Motor Company), issued through UBS AG, London Branch

33.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 10, 2012 (Linked to the performance of the common stock of JPMorgan Chase & Co.), issued through UBS AG, London Branch

34.	USD 214,000.00 Trigger Phoenix Autocallable Optimization Securities due December 10, 2012 (Linked to the performance of the common stock of MetLife, Inc.), issued through UBS AG, London Branch

35.	USD 105,000.00 Trigger Phoenix Autocallable Optimization Securities due December 10, 2012 (Linked to the performance of the common stock of Monsanto Company), issued through UBS AG, London Branch

36.	USD 199,960.32 Trigger Yield Optimization Notes due June 6, 2012 (Linked to the performance of the common stock of Cummins Inc.), issued through UBS AG, London Branch

37.	USD 474,932.04 Trigger Yield Optimization Notes due June 6, 2012 (Linked to the performance of the common stock of Halliburton Company), issued through UBS AG, London Branch

38.	USD 99,969.72 Trigger Yield Optimization Notes due September 7, 2012 (Linked to the performance of the common stock of JPMorgan Chase & Co.), issued through UBS AG, London Branch

39.	USD 99,985.98 Trigger Yield Optimization Notes due December 6, 2012 (Linked to the performance of the common stock of Potash Corporation of Saskatchewan Inc.), issued through UBS AG, London Branch

40.	USD 424,951.24 Trigger Yield Optimization Notes due June 6, 2012 (Linked to the performance of the common stock of Textron Inc.), issued through UBS AG, London Branch

c)	Securities with issue date December 12, 2011

41.	USD 225,000.00 Trigger Phoenix Autocallable Optimization Securities due December 14, 2012 (Linked to the performance of the common stock of Cummins Inc.), issued through UBS AG, London Branch

42.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 14, 2012 (Linked to the performance of the common stock of JPMorgan Chase & Co.), issued through UBS AG, London Branch

43.

USD 510,000.00 Trigger Phoenix Autocallable Optimization Securities due December 14, 2012 (Linked to the performance of the common stock of Marvell Technology Group Ltd.), issued through UBS AG, London Branch

d)	Securities with issue date December 14, 2011

44.	USD 629,000 Airbag Yield Optimization Notes due June 15, 2012 (Linked to the performance of the common stock of ANN INC.), issued through UBS AG, London Branch

45.	USD 4,378,000 Airbag Yield Optimization Notes due June 15, 2012 (Linked to the performance of the common stock of Chesapeake Energy Corporation), issued through UBS AG, London Branch

46.	USD 1,274,000 Airbag Yield Optimization Notes due June 15, 2012 (Linked to the performance of the common stock of Coach, Inc.), issued through UBS AG, London Branch

47.	USD 3,906,000 Airbag Yield Optimization Notes due June 15, 2012 (Linked to the performance of the common stock of Freeport-McMoRan Copper & Gold Inc.), issued through UBS AG, London Branch

48.	USD 592,000 Airbag Yield Optimization Notes due June 15, 2012 (Linked to the performance of the common stock of KeyCorp), issued through UBS AG, London Branch

49.	USD 935,000 Airbag Yield Optimization Notes due June 15, 2012 (Linked to the performance of the common stock of Starwood Hotels & Resorts Worldwide, Inc.), issued through UBS AG, London Branch

50.	USD 2,639,370 Trigger Autocallable Optimization Securities due December 15, 2016 (Linked to the performance of the iShares® Russell 2000® Index Fund), issued through UBS AG, London Branch

51.	USD 1,366,680 Trigger Autocallable Optimization Securities due December 15, 2016 (Linked to the performance of the SPDR® S&P 500® ETF Trust), issued through UBS AG, London Branch

52.	USD 155,000.00 Trigger Phoenix Autocallable Optimization Securities due December 17, 2012 (Linked to the performance of the common stock of Amazon.com, Inc.), issued through UBS AG, London Branch

53.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 17, 2012 (Linked to the performance of the common stock of Apache Corporation), issued through UBS AG, London Branch

54.	USD 150,000.00 Trigger Phoenix Autocallable Optimization Securities due December 17, 2012 (Linked to the performance of the common stock of Halliburton Company), issued through UBS AG, London Branch

55.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 17, 2012 (Linked to the performance of the common stock of Transocean Ltd.), issued through UBS AG, London Branch

56.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 17, 2012 (Linked to the performance of the common stock of Wynn Resorts, Limited), issued through UBS AG, London Branch

57.	USD 224,757.02 Trigger Yield Optimization Notes due December 13, 2012 (Linked to the performance of the common stock of Apple Inc.), issued through UBS AG, London Branch

58.	USD 99,979.32 Trigger Yield Optimization Notes due December 12, 2013 (Linked to the performance of the common stock of AT&T Inc.), issued through UBS AG, London Branch

59.	USD 99,961.84 Trigger Yield Optimization Notes due June 14, 2012 (Linked to the performance of the common stock of Deere & Company), issued through UBS AG, London Branch

60.	USD 126,970.44 Trigger Yield Optimization Notes due June 20, 2012 (Linked to the performance of the American depositary shares of Gerdau S.A.), issued through UBS AG, London Branch

61.	USD 99,954.20 Trigger Yield Optimization Notes due December 13, 2012 (Linked to the performance of the common stock of Schlumberger Limited), issued through UBS AG, London Branch

62.	USD 199,961.58 Trigger Yield Optimization Notes due December 12, 2013 (Linked to the performance of the common stock of Starwood Hotels & Resorts Worldwide, Inc.), issued through UBS AG, London Branch

e)     Securities with issue date December 15, 2011

63.	USD 105,000.00 Trigger Phoenix Autocallable Optimization Securities due December 19, 2012 (Linked to the performance of the common stock of Apple Inc.), issued through UBS AG, London Branch

64.	USD 500,000.00 Trigger Phoenix Autocallable Optimization Securities due December 19, 2012 (Linked to the performance of the common stock of Apple Inc.), issued through UBS AG, London Branch

65.

USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due December 19, 2012 (Linked to the performance of the American depositary shares of Banco Bradesco S.A.), issued through UBS AG, London Branch

66.

USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 19, 2012 (Linked to the performance of the common stock of The Dow Chemical Company), issued through UBS AG, London Branch

67.

USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 19, 2012 (Linked to the performance of the common stock of The Dow Chemical Company), issued through UBS AG, London Branch

68.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 19, 2012 (Linked to the performance of the common stock of Ford Motor Company), issued through UBS AG, London Branch

69.

USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 19, 2012 (Linked to the performance of the common stock of Honeywell International Inc.), issued through UBS AG, London Branch

70.	USD 242,000.00 Trigger Phoenix Autocallable Optimization Securities due December 19, 2012 (Linked to the performance of the common stock of Las Vegas Sands Corp.), issued through UBS AG, London Branch

71.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 19, 2012 (Linked to the performance of the common stock of Las Vegas Sands Corp.), issued through UBS AG, London Branch

72.	USD 262,840.32 Trigger Yield Optimization Notes due June 20, 2012 (Linked to the performance of the common stock of Alpha Natural Resources, Inc.), issued through UBS AG, London Branch

73.	USD 149,986.68 Trigger Yield Optimization Notes due December 17, 2012 (Linked to the performance of the common stock of Alpha Natural Resources, Inc.), issued through UBS AG, London Branch

74.	USD 149,999.98 Trigger Yield Optimization Notes due December 17, 2012 (Linked to the performance of the common stock of General Electric Company), issued through UBS AG, London Branch

75.	USD 149,987.25 Trigger Yield Optimization Notes due December 17, 2012 (Linked to the performance of the common stock of Starwood Hotels & Resorts Worldwide, Inc.), issued through UBS AG, London Branch

76.	USD 99,959.40 Trigger Yield Optimization Notes due December 17, 2013 (Linked to the performance of the common stock of Starwood Hotels & Resorts Worldwide, Inc.), issued through UBS AG, London Branch

77.	USD 124,959.84 Trigger Yield Optimization Notes due June 15, 2012 (Linked to the performance of the common stock of Wynn Resorts, Limited), issued through UBS AG, London Branch

f)     Securities with issue date December 16, 2011

78.

USD 1,000,000.00 Trigger Phoenix Autocallable Optimization Securities due December 20, 2012 (Linked to the performance of the American depositary shares of ITAU Unibanco Holdings S.A.), issued through UBS AG, London Branch

79.	USD 99,997.80 Trigger Yield Optimization Notes due December 18, 2012 (Linked to the performance of the common stock of General Electric Company), issued through UBS AG, London Branch

80.	USD 99,971.55 Trigger Yield Optimization Notes due December 18, 2012 (Linked to the performance of the common stock of JPMorgan Chase & Co.), issued through UBS AG, London Branch

81.	USD 201,978.00 Trigger Yield Optimization Notes due December 18, 2013 (Linked to the performance of the common stock of McDonald’s Corporation), issued through UBS AG, London Branch

82.	USD 124,999.84 Trigger Yield Optimization Notes due December 18, 2012 (Linked to the performance of the common stock of MGM Resorts International), issued through UBS AG, London Branch

g)     Securities with issue date December 19, 2011

83.	USD 99,985.84 Trigger Yield Optimization Notes due December 10, 2013 (Linked to the performance of the common stock of Alpha Natural Resources, Inc.), issued through UBS AG, London Branch

84.	USD 119,935.32 Trigger Yield Optimization Notes due December 19, 2012 (Linked to the performance of the common stock of Alpha Natural Resources, Inc.), issued through UBS AG, London Branch

85.	USD 99,992.42 Trigger Yield Optimization Notes due June 20, 2012 (Linked to the performance of the common stock of Weatherford International Ltd.), issued through UBS AG, London Branch

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Kiye Sakai
Name: Kiye Sakai
Title: Executive Director

By:	/s/ Sarah Starkweather
Name: Sarah Starkweather
Title: Director

Date: 19 January 2012